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                              July 15, 2022

       Brandon Lacoff
       Chairman of the Board and Chief Executive Officer
       Belpointe PREP, LLC
       255 Glenville Road
       Greenwich, Connecticut 06831

                                                        Re: Belpointe PREP, LLC
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted June 30,
2022
                                                            CIK No. 0001807046

       Dear Mr. Lacoff:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 24, 2022 letter.

       Draft Registration Statement on Form S-11 submitted June 30, 2022

       General

   1. We note your response to comment 1, however, we disagree that your offering complies with Item 501(b)(3) of
Regulation S-K. Your disclosure that your offering price per Class
                                                        A unit is "to be
negotiated between [you] and offering participants by reference to a range of within 5% of [y]our
current NAV" does not provide investors with a particular method or formula for
determining the offering price. In addition, in conducting an offering at a price to be determined
in the future and subject to negotiation, it appears you are trying to conduct a shelf
offering when you are not eligible to conduct a shelf offering. Please revise your
registration statement accordingly.
 Brandon Lacoff
Belpointe PREP, LLC
July 15, 2022
Page 2

       Please contact Isabel Rivera at 202-551-3518 or James Lopez at 202-551-3536 with any questions.



                                                         Sincerely,
FirstName LastNameBrandon Lacoff
                                                         Division of
Corporation Finance
Comapany NameBelpointe PREP, LLC
                                                         Office of Real Estate
& Construction
July 15, 2022 Page 2
cc:       Vanessa J. Schoenthaler
FirstName LastName